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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25            ----------------------
                                                         COMMISSION FILE NUMBER
                          NOTIFICATION OF LATE FILING           000-29295
                                                         ----------------------

(Check One):  [_] Form 10-K and Form 10-KSB [_] Form 20-F  [_] Form 11-K
              [X] Form 10-Q and Form 10-QSB [_] Form N-SAR

     For Period Ended:       June 30, 2001
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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Full Name of Registrant

Buy.com Inc.
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Former Name if Applicable

N/A
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Address of Principal Executive Office (Street and Number)

85 Enterprise
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City, State and Zip Code

Aliso Viejo, CA 92656
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 [_]   (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            Additional time will be needed for Registrant's management to complete the preparation and review of Registrant's Quarterly Report on Form 10-Q. For additional discussion see attached.

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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

             Robert R. Price                  (949)             389-2000
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [_] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                    Buy.com
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 2001                   By  /s/ ROBERT R. PRICE
    ----------------------------------    --------------------------------------
                                            Robert R. Price
                                            Chief Financial Officer

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Part III.   Narrative (additional information)

The Registrant's management requires additional time to prepare and include additional information in the quarterly report on Form 10-Q as a result of the execution of an Agreement and Plan of Merger by and among the Registrant, SB Acquisition, Inc., SB Merger Sub, Inc. and Scott A. Blum, dated August 10, 2001. The Registrant's press release, dated August 10, 2001, is attached hereto as an exhibit and incorporated by reference herein.

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                                INDEX TO EXHIBIT

EXHIBIT NUMBER          DESCRIPTION                                   PAGES
--------------          -----------                                   -----

     A                  Press Release dated August 10, 2001           5-6




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                                   EXHIBIT A

                               [LOGO OF BUY.COM]


Financial Contact:                                               Media Contact:
Robert Price                                                     Kathy Beaman
949.389.2247                                                     949.389.2247
robertp@buy.com                                                  kathyb@buy.com
---------------                                                  --------------


                          FOUNDER TO ACQUIRE BUY.COM

Aliso Viejo, Calif., August 10, 2001 - buy.com Inc. (Nasdaq: BUYX), The Internet Superstore(TM), and SB Acquisition, Inc., a company wholly-owned by Scott A. Blum, buy.com's founder, today announced they have signed a definitive merger agreement.

Under the terms of the agreement, SB Acquisition, Inc. will pay $0.17 per share (today's closing price), in cash, for each outstanding share of buy.com. The transaction is structured as a reverse merger and will be accounted for under the purchase method of accounting. The Boards of both companies have unanimously approved the transaction and expect it to close prior to November 30, 2001. The merger is subject to approval of buy.com's stockholders and other closing conditions.

As part of the agreement, SB Acquisition will immediately provide buy.com with interim financing of up to $9.0 million, subject to certain conditions being met.

About buy.com

buy.com, The Internet Superstore(TM) and low price leader, offers its approximately 4 million customers nearly 1,000,000 SKUs in a range of categories including computer hardware and software, electronics, wireless products and services, books, office supplies and more. Individuals and businesses can shop quickly and easily at buy.com 24 hours a day, 7 days a week. buy.com was named the "Best E-Commerce Site" by PC World magazine (June 2001), "Best Overall Place To Buy" by Computer Shopper Magazine (January 2001), the No. 1 electronics e-tailer in the PowerRankings by Forrester Research, Inc. (November 2000), and a "Best of the Web" in the computer and electronics category by Forbes Magazine (spring 2000 and fall 2000). buy.com, founded in June 1997, is located in Aliso Viejo, California. For more information visit

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www.buy.com. buy.com(TM) and The Internet Superstore(TM) are trademarks of
-----------
buy.com Inc.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 This press release contains forward-looking information and statements including forward-looking statements and information regarding buy.com, SB Acquisition, Inc., Scott A. Blum and the proposed merger and interim financing, which involve a high degree of risks and uncertainties. Such statements are only predictions and actual events may differ materially. The following factors, among others, could cause actual events to differ materially from those described herein: inability to satisfy various conditions to the closing of the merger, including failure of buy.com stockholders to approve the merger or failure to obtain any necessary regulatory approvals; the costs related to the merger; the occurrence of system failures; the amount of product or advertising revenues; the ability to defend against pending legal proceedings; the effect of the merger and/ or interim financing on creditor, vendor, supplier, customer or other business relationships; the ability to retain personnel, including key personnel; the results and effects of our inability to pay any amounts under the interim financing if the merger is not consummated and other economic, business, competitive and/or regulatory factors affecting buy.com's business generally, including risks associated with buy.com's ability to finance ongoing operations. These factors and others are more fully described in buy.com's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, and subsequent Forms 10-Q, as filed with the Securities and Exchange Commission. buy.com assumes no obligation to update any forward-looking statements. For additional corporate information, visit buy.com's website at http://www.buy.com.

Investors and security holders are advised to read the proxy statement regarding the proposed merger when it becomes available because it will contain important information. Such proxy statement will be filed with the Securities and Exchange Commission by buy.com. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by buy.com at the Securities and Exchange Commission's website at www.sec.gov. The proxy statement and other such documents may also be obtained by buy.com by directing such request to buy.com, Inc., 85 Enterprise, Aliso Viejo, California
(949) 389-2000.

buy.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of buy.com with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in buy.com's Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 27, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov and from buy.com.

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